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Exhibit 21

Movie Gallery, Inc.

List of Subsidiaries

Name of Subsidiary	State or Province of Incorporation
M.G.A., Inc.	Delaware
Movie Gallery Finance, Inc.	Delaware
M.G. Midwest, Inc.	Delaware
Movie Gallery Canada, Inc.	New Brunswick

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Movie Gallery, Inc. List of Subsidiaries